
May 16, 2011

William F. Ritzmann
President and Chief Executive Officer
United Community Bancorp
92 Walnut Street
Lawrenceburg, Indiana 47025

> **Re:** **United Community Bancorp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 2, 2011**
> **File No. 333-172827**

Dear Mr. Ritzmann:

     As noted in prior comment 1 in our letter dated May 12, 2011, we have continued to evaluate your disclosures related to the allowance for loan losses and supplement our letter with the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Recent Developments

Results of Operations for the Three and Nine Months Ended March 31, 2011 and March 31, 2010

Analysis of Nonperforming Assets, page 33

1. We note your aggregate gross charge-offs of $5,812 in your third quarter ended March 31, 2011, exceeded your beginning allowance for credit losses as of the beginning of your 2011 fiscal year (i.e. July 1, 2010). In particular, we note the elevated charge-offs in the one-to-four family, consumer, multi-family mortgage, and nonresidential real estate categories. As management replenished the allowance during the period (i.e. mostly within the three month period ended March 31, 2011), through additions to the provision

for loan losses, please tell us what considerations were given to reassessing the appropriateness of the allowance at previously reported periods ended. Provide persuasive evidence supporting your determination that the allowance for losses were appropriate at each quarterly period ended in fiscal year 2011 and at June 30, 2010, respectively, taking into consideration the level of nonperforming loans, economic conditions and specific triggering events which resulted in large charge-offs, etc.

2. In addition, if the elevated charge-offs and corresponding replenishment (provision for loan loss) were the result of your global analysis related to your Note A/Note B format (as discussed on page 36) provide us with a detailed discussion of how you were able to concluded on the appropriateness of the allowance in previous reporting periods (such as June 30, 2010 and December 31, 2010). To help us understand how you followed and applied your allowance for credit losses and your specific policies as they related to loan classification, migration through nonperforming loan categories, recognition of loan impairment, and the determination of fair value of collateral, please provide a timeline for the five largest charge-offs recognized in the three months ended March 31, 2011, as well as the five largest nonaccrual loans at March 31, 2011. Include the following with your response:

- Loan origination date, amount and classification;
- Specific triggering events or specific circumstances (by date) which resulted in changes to loan classification;
- The underlying collateral supporting the loan;
- The dates of the last two appraisals and a discussion of the findings associated with each appraisal or alternative fair value determination and how they were used in determining specific loan loss provision amounts, partial and/or full charge-offs; and
- Other specific information relevant to the loan such as any loan restructuring or other loan workouts associated with any residual loan balance, or current balance-especially for those currently in nonaccrual status, etc.

You may contact Marc Thomas at (202) 551-3452 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Senior Attorney

cc: (facsimile only)
        Edward G. Olifer, Esq.

Kilpatrick Townsend & Stockton LLP
(202) 204-5614